SHORT-TERM OPPORTUNITY FUND I LP

November 21, 2008

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:	Behringer Harvard Short-Term Opportunity Fund I LP
Form 10-K for the year ended 12/31/07
Filed on 3/31/2008
File No. 000-51291

Dear Ms. LaMothe:

On behalf of Behringer Harvard Short-Term Opportunity Fund I LP (the “Fund”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Fund’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), as set forth in the Commission’s letter dated October 27, 2008.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  The Fund responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 11 – Real Party Arrangements, pages F-18 - F-20

1.                                      We have read your response to comment two.  We note that the registrant’s general partners are Robert Behringer and Behringer Advisors II.  Robert Behringer owns a controlling interest in Behringer Harvard Holdings LLC (“Holdings” or “the lender”) and Holdings indirectly owns all of the outstanding equity interests of Behringer Advisors II, the other GP of the registrant.  Given the relationship, it appears accounting for the forgiveness of debt by Holdings as a capital transaction would be appropriate.

Response:  Thank you for your response.  We reviewed the guidance in APB Opinion No. 26, Early Extinguishment of Debt, including footnote 1 to paragraph 20, to determine the correct accounting treatment for this transaction.  While current established accounting principals ordinarily do not require transactions with related parties to be accounted for on a basis different from that which would be appropriate if the parties were not related, this guidance states that extinguishment of debt transactions between related entities may require capital transaction treatment.  We believe that this guidance does not establish a clear accounting treatment that is applied in every instance.  As a result, the relationship between the parties (which you have described correctly) is not, in and of itself, dispositive with respect to the accounting treatment for this forgiveness of debt.  Because the accounting treatment is not based

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solely upon the relationship between the parties, the registrant must analyze all of the facts and circumstances of each individual transaction with a related entity to make a determination of the correct accounting treatment.

Although Behringer Harvard Holdings, LLC is a related party to the registrant, the parties involved in this transaction have economic substance apart from one another and the relationship between them is intended primarily to be a fee-based relationship.  From the beginning of the public offering of our limited partnership units, Behringer Advisors II, a wholly-owned affiliate of Behringer Harvard Holdings, LLC, or its affiliates have received, or expect to receive, fees in connection with the acquisition, management and sale of our assets, and have received fees in the past in connection with the offering of our limited partnership units.  Such fees include dealer manager fees, acquisition and advisory fees, property management fees, asset management fees and debt financing fees.  These fees are meant to compensate Behringer Advisors II, or its affiliates for services provided to the registrant.  Because the general partners contributed a nominal initial capital investment of $500 at the date of inception of the registrant, the general partners do not expect to receive a return of their capital, but rather a payment based upon the success in the liquidation of the registrant’s investment portfolio payable only after the limited partners have received their initial investment plus a 10% return.  Currently, the registrant is paying a 3% annual distribution.

At the time Behringer Harvard Holdings, LLC entered into this promissory note with the registrant, it was fully anticipated that the note would be paid in full.  However, the registrant’s cash flows and its ability to refinance its other debt agreements went through temporary changes which resulted in Behringer Harvard Holdings, LLC’s decision to forgive this note.  In analyzing the facts and circumstances of this transaction, we found that the lender, as with an independent third-party lender, received no claims or rights to the registrant nor any enhancement to any of the current arrangements of the lender or its subsidiaries as a result of the forgiveness of debt.

Management believes that the facts and circumstances of this transaction have been evaluated thoroughly.  We have concluded that the forgiveness of this debt should be recognized as an income statement item.  We note that the registrant also provided separate presentation of this transaction within the financial statements and adequate disclosure of this transaction in the notes to the financial statements.

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The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By:	Behringer Harvard Advisors II LP
Co-General Partner

	By:	/s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer